Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate III Financial Partners Inc.

Commission File No.: 001-40151

From Consumers To Corporations, Aspiration Is Turning Everyday Activities Into Environmental Good

Forbes

Christopher Marquis Contributor

May 3, 2022, 08:26am EDT

Since its founding in 2013, Aspiration has aimed to help more people use their money for good — by spending, saving, and investing for positive impact through the bank’s financial programs and products. Founder Andrei Cherny sees Aspiration’s products — checking and savings accounts, credit cards, sustainable impact services for businesses — as a “sustainability as a service” model that amplifies its customers’ regular activities to help fight the climate crisis — and he has his eye on new initiatives to deepen that impact.

“We wanted to bring sustainability into people’s day-to-day spending and saving through features and services like ensuring deposits stay fossil fuel-free as opposed to what the big banks do with your money when they turn around and use those deposits to fund oil and gas projects,” he says. In addition to the consumer-facing sustainability tools, the company is also bringing sustainability to organizations of all sizes around the globe. Recently, Aspiration signed a partnership to work with the Boston Red Sox and develop solutions that will lead to the entire franchise becoming carbon neutral – including the players, the stadium, every game, and even the fans traveling to the games.

Aspiration has a two-fold system for its environmental impact: The company helps customers move their money away from oil and coal investments and pays to plant trees on behalf of its customers.. The work hasn’t been without its challenges, as recent news reports disputed some of the company’s environmental and customer claims. Cherny addressed those reports by noting that Aspiration is just one player in the systemic change needed to address the climate crisis, and its tree-planting efforts are a long-term initiative as part of its broader sustainability strategy.

Now, Cherny and the Aspiration team are looking ahead to the company’s move to go public this year through a special purpose acquisition company (SPAC) arrangement. In taking this step, Aspiration also is further committing to purpose-driven business by adopting the public benefit corporation legal structure that bakes in the company’s mission to benefit people and the planet while also generating profit.

“We’ve already been a Certified B Corporation for many years, but actually writing our mission into our charter through a public benefit corporation structure adds another layer of governance,” he says. “That being said, we have not found that there is an enormous tension between doing well and doing good. That’s what we promise our customers when they open an account with us; it’s also what we believe we can deliver to investors.”

During a recent conversation as part of my research into purpose-driven business, Cherny told me more about new and future products, why environmental-minded products and practices are becoming the norm for more companies, and how Aspiration partners with others to go beyond greenwashing and create meaningful positive impact.

Chris Marquis: Share a bit about the origins of Aspiration, and how the company has grown and expanded its services since then.

Andrei Cherny: We’ve been working on the issue of global warming, as we called it back then, and trying unsuccessfully to both get action at the U.S. and international level and to move public opinion on a threat that was at that point still very much off in the distance. Over the years we’ve tried a variety of things while using financial services to create awareness of the issue in people’s daily lives. We were of course even back then seeing the ESG revolution gather steam in the investing world, and it’s grown much beyond that over the years.

A relatively small number of Americans have a meaningful part of their financial life tied into investing. We wanted to bring sustainability into people’s day-to-day spending and saving through features and services like ensuring deposits stay fossil fuel-free as opposed to what the big banks do with your money when they turn around and use those deposits to fund oil and gas projects. We want to give people the ability to see their own personal sustainability score, so we built something called AIM, which is the Aspiration Impact Measurement, that allows people to see how their spending has an impact on people and the planet. And as we’ve continued to grow we’ve widened the aperture on what we provide such that we think of financial products maybe in the same way that Amazon thinks of themselves as an online bookseller.

That’s where we started, but we’ve really grown our services for consumers by building sustainability products and features on top of those financial products. That includes things like automated carbon offsetting for every mile that you drive in your car or planting a tree with every purchase. Then that grew over the past couple of years to take those same kinds of solutions to businesses — again, maybe in a similar way that Amazon developed its web services internally and then brought it to businesses. We’ve seen fast-growing demand from businesses that are taking action around climate to meet the expectations of their customers and their employees, and we’ve been able to meet that.

Marquis: What types of custom carbon solutions does Aspiration provide for major companies? How can scaling these types of solutions help create meaningful social and environmental action?

Cherny: We have been able to create a one-stop-shopping solution for companies that not only want to establish a credible net zero commitment or even more powerfully a climate positive commitment but want to do so in a way that allows them to embed that commitment into their day-to-day customer journey and employee experience. What we offer stretches from our ability to use technology to help them measure their carbon footprint to the manner in which they can mitigate that carbon footprint, whether it’s through planting trees all the way through to third-party verified carbon credits. Maybe most importantly we’ve been able to allow these businesses to tell their story to those consumers and employees. They’re really looking to them and asking what they’re doing when it comes to the climate crisis.

Marquis: It sounds like you’re networking and creating more collaborative impact as opposed to just focusing on your own products and services. Can you share a bit more on how partnerships and other collaborations help Aspiration create and expand its services?

Cherny: The exciting thing that we’re seeing is this dramatic growth of companies that are not just building sustainability into what they do but actually advancing the ball through their products and services. I think in some ways, this is the next stage. We saw a first stage of companies changing their practices to be better on ESG (environmental, social, and governance) metrics. We saw a second stage of companies where sustainability is a byproduct of what they’re doing, be it clean energy or plant-based foods or electric vehicles. With Aspiration, sustainability is our product, it is what we’re delivering to customers. Beyond that we want to be able to bring to our customers, be they individuals or businesses, the biggest set of tools that we can. So partnering with other banks or data providers or satellite systems tracking trees, or any number of other great companies out there allows us to scale and grow more rapidly.

To your question about the growth of this space, I think what we’re seeing there speaks to the fact that we’re very much in the moment where we now see about a third of companies focusing on environmental impact. Two or three years from now you’ll see the great majority of them having done so, plus many other public companies and private companies, all the way down to the corner mom-and-pop restaurant, because we are seeing this rising expectation. It’s analogous to what we saw in the early days of the Internet, when originally you saw dot-coms there and eventually just about every business decided it needed a website. We’re seeing that same kind of dynamic around sustainability. If Aspiration can not only lead in that space but also help to drive an ecosystem of companies, responding to this challenge and this opportunity, then we’ll be able to drive that transformation much faster.

Marquis: How will Aspiration’s governance/legal framework serve as a guide as the company goes public?

Cherny: We’ve announced that we are planning on going public later this year, and through that process announced that we will be actually changing our charter to be a public benefit corporation. We’ve already been a Certified B Corporation for many years, but actually writing our mission into our charter through a public benefit corporation structure adds another layer of governance. That being said, we have not found that there is an enormous tension between doing well and doing good. That’s what we promise our customers when they open an account with us; it’s also what we believe we can deliver to investors.

We are in this dramatic period of change, and that creates enormous economic opportunity. We’ve made no bones about the fact that we are a for-profit company that is looking to be a very valuable for-profit company. That is going to be part of how we meet the climate crisis. We need companies out there to be successful and to be able to make money, not just cutting down trees and destroying the planet, but in planting trees and saving the planet. That’s going to drive the next wave of innovation beyond us.

Marquis: How does Aspiration ensure its products meet its claims and go beyond greenwashing? The B Corp Certification process is rigorous in tracking and measuring to make sure companies are actually doing what they say they are, but as you add products how do you make sure that everything you’re doing is on point regarding environmental and social commitments, particularly in light of critiques?

Cherny: It comes back to what we are offering to our customers as individuals or enterprises, which is knowing that when you open an account with Aspiration, or when you partner with us around our sustainability services, you’re getting the real deal. That’s core to our business, so it means we have to be thoughtful with our internal practices to make sure we’re walking the walk in how we construct our products and uphold the promises we make to our customers. The concern around greenwashing is one of the biggest factors holding back many companies from engaging in this space. For instance, we’ve created an internal Aspiration standard around our carbon credit program that goes over and above the standard of the third-party verifying agencies, because we want to make sure that when you see that Aspiration name — in a business we’re partnered with or on your debit card or credit card — it’s synonymous with high-quality products that really do drive measurable and substantial positive change.

Marquis: What type of scale do nature-based approaches like Aspiration’s tree-planting projects need to reach in order to meaningfully address the climate crisis? How can programs like these be incorporated with other efforts to create broader, timely climate action?

Cherny: We’re very much a believer that there is no one solution to the climate crisis. That means that it’s not the responsibility of individuals or businesses or government; it’s not going to be solved by reduction or mitigation; it’s not going to be solved by nature-based options or technology. It needs to be all of those things if we want to have a fighting chance to stave off the worst of the crisis. Our work around tree planting has been part of that puzzle. So that has an impact, but we’re not stopping there.

We’re also engaged in other nature-based options, be they wind or soil. And as time goes on, we’ll be able to provide other kinds of options as well, provided they can meet those same standards of high quality. At this moment, tree planting is the most scalable way to take action. That doesn’t mean that we can just plant trees and keep on doing what we’ve been doing as a civilization. But it does mean that if you want to take action today that is going to start bearing fruit in a few years, that is the key solution at this moment. We need to speed the adoption of other solutions as well.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III filed a registration statement, on February 14, 2022 which included a preliminary proxy statement/prospectus, with the United States Securities and Exchange Commission (“SEC”). The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in the registration statement described above. Additional information regarding the participants will also be included in the definitive proxy statement/prospectus, when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.